                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             THE ELDER-BEERMAN CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    284470101
-------------------------------------------------------------------------------
                                 (CUSIP Number)
             Stuart J. Lissner, Managing Director, PPM America, Inc.
       225 West Wacker Drive, Suite 1200, Chicago, IL 60606 (312) 634-2501
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 22, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 2 of 12 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   PPM America Special Investments Fund, L.P.
                                   36-408-6849
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                    1,231,244
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,231,244
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,231,244
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.25%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 3 of 12 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      PPM America Fund Management GP. Inc.
                                   36-408-6845
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                   1,231,244/1/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                       None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,231,244/1/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,231,244/1/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.25%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------


--------------------
/1/ All of the securities covered by this report are owned legally by PPM America Special Investments Fund, L.P. ("SIF I"), and none are owned directly or indirectly by PPM America Fund Management GP, Inc. ("SIF I GP"). SIF I GP is the general partner of SIF I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that SIF I GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 4 of 12 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PPM America Special Investments CBO II, L.P.
                                   98-017-9401
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        (b) x

-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER
                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                     735,624
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None

-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                      735,624
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     735,624
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.93%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 5 of 12 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      PPM America CBO II Management Company
                                   98-017-9391
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                    735,624/2/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                    735,624/2/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   735,624/2/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.93%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       CO
-------------------------------------------------------------------------------


--------------------
/2/ All of the securities covered by this report are owned legally by PPM America Special Investments CBO II, L.P. ("CBO II"), and none are owned directly or indirectly by PPM America CBO II Management Company ("CBO II GP"). CBO II GP is the general partner of CBO II. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that CBO II GP is the beneficial owner of any of the securities covered by this statement.

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 284470101                                         Page 6 of 12 Pages
-------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PPM America, Inc.
                                   36-371-4794
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                         (b) x
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                                       OO
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware, USA
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                                      None
-------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
-------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                  1,966,868/3/
-------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                      None
-------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                    1,966,868/3/
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,966,868/3/
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             [ ]
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     13.18%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                                       IA
-------------------------------------------------------------------------------


--------------------
/3/ All of the securities covered by this report are owned legally by SIF I or CBO II, and none are owned directly or indirectly by PPM America, Inc. PPM America, Inc. is the investment manager/adviser of both SIF I GP and CBO II GP. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that PPM America, Inc. is the beneficial owner of any of the securities covered by this statement.

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of The Elder-Beerman Stores Corp., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 3155 El-Bee Road, Dayton, Ohio 45439.

Item 2.  Identity and Background.
         -----------------------

         (1)  PPM America Special Investments Fund, L.P. ("SIF I")
         (2)  PPM America Fund Management GP, Inc. ("SIF I GP")
         (3)  PPM America Special Investments CBO II, L.P. ("CBO II")
         (4)  PPM America CBO II Management Company ("CBO II GP")
         (5)  PPM America, Inc. ("PPM America")

Collectively referred to hereinafter as "PPM"

         Each of SIF I, SIF I GP, CBO II, CBO II GP, and PPM America is organized under the laws of the State of Delaware. SIF I and CBO II are investment funds. SIF I GP serves as the general partner of SIF I. CBO II GP serves as the general partner of CBO II. PPM America serves as investment manager/adviser to each of SIF I and CBO II. The principal business of PPM America is performing investment advisory services for clients. The address for SIF I, SIF GP, CBO II, and CBO II GP is:

225 West Wacker Drive
Suite 1100A
Chicago, Illinois  60606

The address for PPM America is:

225 West Wacker Drive
Suite 1200
Chicago, Illinois  60606

The directors and officers of SIF I GP are as follows:

Directors:                   Officers:
---------                    --------
Russell W. Swansen           Russell W. Swansen (President)
F. John Stark, III           F. John Stark, III (Secretary, General Counsel and Executive V.P.)
Bruce Gorchow                Mark B. Mandich (Treasurer and V.P.)
Michael E. Salvati           Bruce Gorchow (Executive V.P.)
Willard R. Hildebrand        Kenneth J. Schlemmel (Senior Managing Director)
                             Stuart J. Lissner (Managing Director and Asst. Secretary)

All of the directors and officers of SIF I GP are United States citizens.


The managing general partner of CBO II GP is PPM MGP (Bermuda), Ltd. ("PPM MGP"). PPM MGP is a Bermuda corporation.
The officers and directors of PPM MGP are as follows:

Directors:                   Officers:
---------                    --------
Russell W. Swansen           Russell W. Swansen (President)
F. John Stark, III           F. John Stark, III (Assistant Secretary, General Counsel and Executive V.P.)
James Macdonald              Mark B. Mandich (Treasurer and Executive V.P.)

John Charles Ross Collis     Stuart J. Lissner (V.P.)
Donald H. Malcolm            Michael B. Ashford (Secretary)
Frank Miller
Charles Macaluso

All of the directors and officers of PPM MGP other than Messrs. Macdonald, Collis, Malcolm and Ashford are United States citizens. Messrs. Macdonald, Collis, Malcolm and Ashford are citizens of Bermuda.


The special general partner of CBO II GP is PPM America Executive Employee II, L.L.C. ("PPM AEE"). The manager of PPM AEE is PPM Holdings, Inc.


The directors and officers of PPM America are as follows:

Directors:                   Officers:
---------                    --------
Russell W. Swansen           Russell W. Swansen (President)
F. John Stark, III           F. John Stark, III (Executive V.P., General Counsel and Secretary)
Mark B. Mandich              Leandra Knes (Executive V.P. and CIO)
                             Bruce Gorchow (Executive V.P.)
                             Richard S. Brady (Executive V.P.)
                             Mark B. Mandich (Executive V.P. and Treasurer)
                             Stuart J. Lissner (Managing Director)

All of the directors and officers of PPM America are United States citizens.

No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-named persons.

Schedule I contains certain information concerning the parent companies of SIF I GP, PPM MGP and PPM America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source of the funds utilized by SIF I and CBO II for their respective purchases of the Company's shares was funds invested in SIF I and CBO II, respectively, by the limited partners of SIF I and CBO II and the purchasers of debt in SIF I and CBO II. The aggregate purchase price paid by SIF I and CBO II for 1,381,010 of the Company's shares was $10,954,988; the remaining 585,858 of the Company's shares were distributed to SIF I and CBO II by the Company in partial satisfaction of their respective claims against the Company in the Company's federal bankruptcy reorganization proceeding.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares beneficially owned by PPM were acquired for investment purposes. PPM may acquire additional shares, dispose of some or all of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold shares.

         PPM believes that the Company's current policies and method of doing business reflect a lack of concern for maximizing the value of the Company for the benefit of its shareholders. PPM believes that this is starkly evidenced by the fact that the aggregate market value of the Company's Common Stock is only about 35% of the Company's book value. PPM accordingly has concluded that the market valuation of the Company should be at least three times greater than it is.

         PPM believes that the Company's management and board of directors have a fiduciary duty to take prompt and effective action to substantially increase shareholder value. By letter dated February 22, 2000, counsel to PPM on behalf of PPM advised the Company that it should either: (i) put the Company up for sale to the highest bidder; or (ii) conduct a Dutch auction for its shares for the equivalent of at least $17 million or the full amount of cash remaining under the Company's share repurchase plan. A copy of this letter is attached as Exhibit A.

         Although PPM is aware from the filings of other significant stockholders of the Company, made with the Securities and Exchange Commission on Form 13D, that such other stockholders may also be disenchanted or unhappy with the state of affairs at the Company at this time, PPM intends to avoid taking any action, including but not limited to entering into agreements or understandings with other stockholders of the Company, which would make PPM part of a larger group of stockholders.

         Nevertheless, subject to and in light of the foregoing, and if the Company does not provide a concrete and constructive response to the need to maximize shareholder value, PPM may take unilateral action to implement its goal of enhancing shareholder value, which may include but not be limited to: (i) influencing the management and board of the Company in order to enhance shareholder value; (ii) soliciting proxies for the election of directors acceptable to PPM at the Company's next annual meeting; (iii) soliciting bids for the sale of the Company or otherwise causing the Company to become privately owned; or (iv) pursuing claims against the Company's management and directors for breach of fiduciary duty, waste, self dealing and other injury.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based on the issuer's latest Form 10-Q, there was a total of 14,922,221 shares of Common Stock outstanding as of December 8, 1999. Therefore, PPM's beneficial ownership of shares constitutes approximately 13.18% of the issued and outstanding Common Stock.

         As of February 22, 2000:

         SIF I beneficially owned 1,231,244 shares of Common Stock, constituting approximately 8.25% of the issued and outstanding shares of the Company's Common Stock. SIF I shares voting and dispositive power with respect to these 1,231,244 shares of Common Stock with SIF I GP, its general partner and PPM America, which serves as its investment advisor/manager.

         CBO II beneficially owned 735,624 shares of Common Stock, constituting approximately 4.93% of the issued and outstanding shares of the Company's Common Stock. CBO II shares voting and dispositive power with respect to these 735,624 shares of Common Stock with CBO II GP, its general partner and PPM America, which serves as its investment advisor/manager.

         (c) On October 29, 1999 and January 31, 2000, the Company distributed 6410 shares and 8289 shares, respectively, of Common Stock to SIF I in partial satisfaction of SIF I's claims against the Company in the Company's federal bankruptcy reorganization proceeding.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect
         -------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         PPM is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other entity or individual with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.  Letter from counsel to PPM to the Company dated February 22, 2000

         2.  Schedule I

Signature

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2000
                                 PPM America, Inc.



                                 By: /s/ Stuart J. Lissner
                                     ---------------------
                                     Name:  Stuart J. Lissner
                                     Title: Managing Director




                                 PPM America Special Investments Fund, L.P.

                                     By: PPM America Fund Management GP, Inc.
                                         its managing general partner


                                         By: /s/ Stuart J. Lissner
                                             ---------------------
                                             Name:  Stuart J. Lissner
                                             Title: Managing Director




                                 PPM America Fund Management GP, Inc.



                                 By: /s/ Stuart J. Lissner
                                     ---------------------
                                     Name:  Stuart J. Lissner
                                     Title: Managing Director

                                 PPM America Special Investments CBO II, L.P.

                                         By: PPM America CBO II Management
                                             Company, its General Partner
                                             By: PPM MGP (BERMUDA), LTD.
                                                 As Managing General Partner
                                                 of the General Partner


                                             By: /s/ Stuart J. Lissner
                                                 ---------------------
                                                 Name:  Stuart J. Lissner
                                                 Title: Vice President




                                 PPM America CBO II Management Company

                                          By: PPM MGP (BERMUDA), LTD.
                                              its Managing General Partner


                                              By: /s/ Stuart J. Lissner
                                                  ---------------------
                                                  Name: Stuart J. Lissner
                                                  Title: Vice President

                                    EXHIBIT A

Anderson Kill & Olick, P.C.                           J. Andrew Rahl, Jr., Esq.
1251 Avenue of the Americas                                      (212) 278-1469
New York, NY  10020                                      arahl@andersonkill.com
                                                         ----------------------


                                                     February 22, 2000



Elder-Beerman Stores Corp.
3155 Elbee Road
Dayton, Ohio 45439
Attention:  President


                              Re: Shareholder Value

Dear Sirs:

            This firm represents PPM America, Inc. and its affiliates (your "Stockholder") who collectively own approximately 1,966,868 shares, or 13%, of the outstanding Common Stock of Elder-Beerman Stores Corp. (the "Company").

            Your Stockholder believes it is apparent that the Company's current policies and method of doing business reflect a lack of concern for maximizing the value of the Company for the benefit of its shareholders. This is starkly evidenced by the fact that the aggregate market value of the Company's Common Stock is only about 35% of the Company's book value. That means that, notwithstanding the great strength of our economy and the stock markets, the market's valuation of the Company should be at least three times greater than it is.

            Your Stockholder has concluded that this state of affairs is unacceptable, that it cannot be permitted to continue and that the Company's management and board of directors have a fiduciary duty to take prompt and effective action to substantially increase shareholder value. To that end, our clients believe that the Company should either: (i) put itself up for sale to the highest bidder; or (ii) conduct a Dutch auction for its shares for the equivalent of at least $17 million or the full amount of cash remaining under the Company's share repurchase plan.

            Your Stockholder requires a concrete response to this letter no later than February 28, 2000. In the absence of an appropriate response, our client intends to take unilateral action to implement the goal of maximizing shareholder value, which may include but not be limited to: (i) influencing the management and board of the Company in order to accomplish the purpose described in this letter; (ii) soliciting proxies for the election of directors acceptable to our client at the Company's next annual meeting; (iii) soliciting bids for the sale of the Company or otherwise causing the Company to become privately owned; or (iv) pursuing claims against the Company's management and directors for breach of fiduciary duty, waste, self dealing and other injury.

                                        Very truly yours,

                                        /s/ J. Andrew Rahl, Jr.

                                        J. Andrew Rahl, Jr.

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE PARENT COMPANIES OF PPM

            SIF I GP, PPM MGP and PPM America are all 100% owned by PPM Holdings, Inc., a Delaware corporation ("Holdings"). The address of the principal executive offices of Holdings is 225 West Wacker Drive, Suite 1200, Chicago, IL 60606. Holding's directors and officers are as follows:

  Directors:                                     Officers:

  Russell W. Swansen                             Russell W. Swansen (President)
  F. John Stark, III                             F. John Stark, III (Secretary)
  Mark B. Mandich                                Mark B. Mandich (Treasurer)


All of the directors and officers of Holdings are United States citizens.


To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Holdings.

            Holdings' sole stockholder is Holborn Delaware Partnership ("Holborn"). The partners of Holborn are Prudential One Limited ("POL") (80% Partnership Interest), Prudential Two Limited (10% Partnership Interest) and Prudential Three Limited (10% Partnership Interest). The sole stockholder of POL is Prudential Corporation Holdings Limited ("Prudential Holdings").


To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to POL or Prudential Holdings.

            Prudential plc, a UK public limited company ("Prudential"), is the sole shareholder of Prudential Holdings and the ultimate parent of PPM. The address of the principal executive offices of Prudential is Laurence Pountney Hill, London EC4R OEU. Prudential's directors and (officers) are as follows:

  Sir Martin Jacomb                              (Chairman)
  Sir Roger Hurn                                 (Chairman Designate)
  M. D. Abrahams                                 (Deputy Chairman)
  Sir Peter Davis                                (Chief Executive)
  J. W. Bloomer                                  (Chief Executive Designate)
  P. M. Maynard                                  (Secretary)
  Sir David Barnes
  K. L. Bedell-Pearce
  J. A. Burdus
  L. G. Cullen
  D.A. Higgs
  B. A. Macaskill
  R. O. Rowley
  A. D. Stewart
  M. E. Tucker

To the knowledge of PPM, no disclosure under Item 2(d) or 2(e) is required with respect to Prudential.